Timothy P. Scanlan
Mestek, Inc.

413-564-5849

June 21, 2005

VIA EDGAR TRANSMISSION

Ms. Jennifer Hardy
Legal Branch Chief
Division Of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail
Stop: 0304

Re: Mestek, Inc.
Schedule 14C filed April 29, 2005
Form 10-K filed March 31, 2005
         File No. 001-00448

Omega Flex, Inc.
Form 10 filed April 29, 2005
      File No. 001-32849

Dear Ms. Hardy:

        On behalf of Mestek, Inc., a Pennsylvania corporation (“Mestek”) and Omega Flex, Inc., a Pennsylvania corporation (the “Registrant” or “Omega”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, and Section 6 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”): (i) the Registrant’s Registration Statement on Form 10, No. 001-_______ (the “Form 10”), and (ii) Mestek’s revised preliminary information statement (the “Information Statement”) relating to the distribution of its shares of Omega to its stockholders, as described therein.

        We are providing you with responses to the comments received from the Commission’s Staff (the “Staff”) by letter dated May 25, 2005 (the “Comment Letter”), with respect to the Registrant’s Registration Statement on Form 10, No. 001-32849 (together with all exhibits thereto) (the “Filed Form 10”), the Information Statement, and Mestek’s Form 10-K filed March 31, 2005, File No. 001-00448. For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and Mestek’s and the Registrant’s responses have been set forth below in italics. The Form 10 reflects the Registrant’s responses to the Comment Letter. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Information Statement filed with the Commission on April 29, 2005, we have indicated the new page numbers on which the beginning of such revised text now appears in the Information Statement. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

        Courtesy copies of this letter and of the Form 10 together with all exhibits and supplemental Staff information, are being concurrently provided via Federal Express overnight delivery directly to the attention of Ms. Jennifer Hardy and Mr. Andrew Schoeffler.

SCHEDULE 14C FILED APRIL 29, 2005

General

1.	Please update the capitalization table, the selected historical financial and operating data, the unaudited pro forma financial statements, the management’s discussion and analysis of financial condition and results of operations, and the financial statements for financial information as of and for the three months ended March 31, 2005. In addition, please update all other disclosures as of the most recent practicable date, including, for example and without limitation, the security ownership table.

Pursuant to the Staff’s request, Mestek and Omega have updated the capitalization table, the selected historical financial and operating data, the unaudited pro forma financial statements, the management’s discussion and analysis of financial condition and results of operations, and the financial statements for the three months ended March 31, 2005. Mestek and Omega have also updated all other disclosures as of the most recent practicable date.

2.	Please disclose the information required by Item 3 of Schedule 14C.

Pursuant to the Staff’s request, Mestek has updated the relevant sections of the Information Statement to include disclosure describing the interest of certain persons in or opposition to matters to be acted upon on page 70.

3.	It appears that Mestek appointed a special committee of directors to review the spin-off of Omega Flex, which was first proposed by Mr. John E. Reed. Please expand the disclosure in the filing to discuss the selection of this committee and its findings. In this regard, we note that the current disclosure in the filing only discusses the findings of the full board.

The appointment of a special committee of the Mestek board of directors was done in response by a proposal by John E. Reed, Chief Executive Officer of Mestek, for Mestek to effect a reverse stock split thereby reducing the number of Mestek shareholders to less than 300, and immediately thereafter make appropriate filings to suspend Mestek’s obligations to file reports with the SEC and delist the common stock from the New York Stock Exchange (“going private”). The special committee was appointed by the full board to evaluate the management proposal for the going private transaction, and to determine an approach to the proposed transation that would be in the best interests of the Mestek shareholders, and negotiate appropriate terms and conditions of the going private transaction. The special committee has not been charged with any responsibility for reviewing the distribution or the terms and conditions thereof. However, the special committee has some interest in the value of the Omega common stock, but only as it relates to the going private transaction in terms of the value of the Mestek common stock after the distribution. The full Mestek board has approved the distribution as described in the information statement and in the separation and distribution agreement between Mestek and Omega which is attached as an exhibit to the information statement.

Cover Page of Schedule 14C

4.	Please disclose the amount on which the filing fee was calculated and the method by which the transaction value was calculated.

Mestek advises the Staff that the filing fee was calculated in error based upon the proposed market price of $5.00 multiplied by the number of shares to which this transaction applies 10,100,120. Per Exchange Act Rule 0-11, because there is no prior market price for the securities being registered, the filing fee should instead be computed based on the book value ($0.67) of the securities as of the latest practicable date which would result in a filing fee of $1,765.50.

Cover Page of Information Statement

5.	We note the disclosure in the second sentence of the third paragraph. Please revise this disclosure to provide it in the form required by Item 2 of Schedule 14C.

Mestek advises the Staff that it has revised the referenced text to the form required by Item 2 of Schedule 14C.

6.	We note the disclosure here and in the two letters to security holders that Omega Flex’s common stock has been authorized to be listed on the NASDAQ National Market. We also note the disclosure contained elsewhere in the filing that Omega Flex has merely applied to have its common stock listed on the NASDAQ National Market. See, for example and without limitation, the sections entitled “Summary of the Distribution — Stock Exchange Listing” and “Description of Capital Stock — NASDAQ National Market Listing.” Please revise accordingly.

Mestek advises the Staff that it has revised the cover page and two letters to security holders to make them consistent with the information statement that Omega Flex has applied for a listing in the NASDAQ National Market.

7.	Please disclose up front that 14% of the company will be owned by executive officers.

Mestek advises the Staff that it has revised the cover page of the information statement to disclose this information.

8.	Please briefly explain “when issued” trading and “regular-way” trading.

Mestek advises the Staff that it has revised page 3 of the Information Statement to explain “when issued” trading and “regular-way” trading.

Table of Contents

9.	Please revise to include a listing of all agreements and other exhibits that will be delivered to security holders with the information statement.

Mestek advises the Staff that it has filed or will file all materials agreements and exhibits with the Form 10.

Questions and Answers About the Distribution Summary of the Distribution

10.	Please revise to eliminate information that is repeated in the Q&A section and the summary section. For purposes of eliminating redundancies and grouping like information together please view the Q&A and summary as one section. In addition, when revising this disclosure, we strongly suggest that the procedural questions be discussed with short, clear answers in the Q&A and that the material, substantive disclosure be placed in the summary.

Mestek advises the Staff that it has revised the information statement by eliminating redundancies in the summary section and the Q&A section, by moving all substantive information to the summary section, by relocating the Q&A section to follow the summary, and by including procedural questions in the Q&A with short, clear answers. We believe that this presentation gives appropriate prominence to the summary section, and provides context to the information in the following Q&A section.

11.	Please tell us supplementally of the basis for your statement that you are a “leading” manufacturer of flexible metal hose.

Mestek and Omega advises the Staff that in the flexible gas piping market, the U.S. market is currently concentrated in the residential housing market, and based on the reports issued by the national trade groups on housing construction, the level of acceptance of flexible gas piping in the construction market, and the average usage of flexible gas piping in a residential building, we are able to estimate with a high level of accuracy the size of the total gas piping market, and based on our sales our position within that market. For other applications, industry trade groups collect and report on the size of the relevant market, and we can estimate our percentage of the relevant market based on our sales as compared to the market as a whole. Furthermore, the customer base for the products we sell is widely known, as is which manufacturer is aligned with which customers. Independent manufacturers sales representatives have good estimates and in many cases, factual information on the volume of purchases of customers in their territories. Because there are gross differences in the market shares of many of the competing manufacturers, it is possible to reasonably assess shared positions. Large national accounts also have a sense as to shared positions as well, because they have relationships with most of the competing manufacturers and will share opinions. Lastly, the term “leading” implies a host of issues other than sales volume and share position. This includes the range and capability of the product line, history of product development and new product launches, all of which is in public domain. Based on this alone, Omega Flex is without question the undisputed leader in at least one of the two major market segments in which it participates.

Settlement of Intercompany Receivable and Payment of Dividends to Mestek

12.	Please clarify here and, as appropriate, elsewhere in the filing that the dividend will be paid to Mestek and the management security holders. In addition, it appears that Omega Flex will finance this dividend by incurring indebtedness. Please disclose here and, as appropriate, elsewhere in the filing the terms of this indebtedness. In this regard, we note the disclosure in the section entitled “Relationships Between Our Company and Mestek, Inc. – Mestek Dividend.”

Mestek advises the Staff that it has revised this disclosure to make clear that the dividend will be paid to Mestek and the management security holders. However, as disclosed in the amended information statement, the dividend will not be financed through the incurrence of debt; rather the dividend will be funded by a payment by Mestek of a portion of the intercompany receivable owed to Omega. This amount will be used to pay the dividend, 86% to Mestek and 14% to the management shareholders. This arrangement will reduce – but not eliminate – the amount of the intercompany account receivable owed by Mestek to Omega.

13.	Please describe in greater detail here and, as appropriate, elsewhere in the filing the terms of the intercompany receivable that Mestek owes Omega Flex and how this receivable will be repaid upon completion of the distribution.

We have revised the information statement, both here and elsewhere to show the terms of the account receivable owed by Mestek to Omega, and the terms of the repayment thereof.

Incurrence of Debt

14.	Please disclose the aggregate amount that Omega Flex anticipates will be available under its credit facility.

Pursuant to the Staff’s request, we have revised the information statement to disclose that most if not all of aggregate amount of Omega’s expected $5 million credit facility will be available under its terms after the effective date of the distribution.

Risk Factors

15.	Many of the risk factors could apply to any issuer. See, for example and without limitation, risk factors three, thirteen, fourteen, fifteen, seventeen, nineteen and twenty two. Please clearly explain how they apply to Omega Flex.

Pursuant to the Staff’s request, Mestek has revised the third, thirteenth, fourteenth, fifteenth and nineteenth risk factors to more clearly explain how such risk factors apply to Omega Flex and has deleted the seventeenth and twenty second risk factors as such risk could apply to any issuer.

We may substantially increase our debt in the future

16.	Please disclose the amount of debt that Omega Flex will have outstanding as of the completion of the distribution.

Pursuant to the Staff’s request on page 14, we have revised the information statement to disclose that Omega will have about $3 million of debt outstanding as of the completion of the distribution, which debt was incurred prior to the distribution for an unrelated purpose.

The agreements we are entering into with Mestek in connection with the distribution...

17.	Place clarify that these agreements may be less favorable to Omega Flex than either its previous agreements with Mestek or what it could have obtained in arm’s length negotiations with unaffiliated third parties.

Pursuant to the Staff’s request on page 17 and 76, Mestek has clarified that the agreements that Omega Flex is entering into with Mestek in connection with the distribution may be less favorable to Omega Flex than either its previous agreements with Mestek or what it could have obtained in arm’s length negotiations with unaffiliated third parties.

Our charter documents or agreements may delay or prevent a change in control

18.	Please briefly discuss the provisions of Omega Flex’s charter documents that may delay or prevent a change in control. In this regard, we note the disclosure in the section entitled “Description of Capital Stock – Anti-Takeover Previsions.” In addition, please clearly state the risk, namely that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of its security holders.

Pursuant to the Staff’s request on page 20, we have revised this risk factor to (a) enumerate the provisions of our charter documents that could delay or prevent a change in control, and (b) to state that these provisions may discourage, delay or prevent a transaction that is otherwise in the best interests of the shareholders.

Cautionary Note Regarding Forward-Looking Statements

19.	Please delete the reference to the Private Securities Litigation Reform Act. The safe harbor does not apply to statements made by a registrant that is not subject to the reporting requirements of Section 13(a) or 15(d) of Exchange Act.

Pursuant to the Staff’s request, on page 21, we have deleted referenced to the Private Securities Litigation Reform Act.

Description of the Distribution

U.S. Federal Income Tax Consequences of Distribution

20.	We note the disclosure in the first sentence of this section. Please clarify that the disclosure in this section summarizes all material federal income tax consequences of the distribution.

Pursuant to the Staff’s request, we have revised page 26 to clarify that the discussion summarizes material U.S. federal income tax consequences of the distribution.

21.	Please supplementally provide us with a copy of the tax opinion.

Pursuant to the Staff’s request, Mestek is supplementally providing the Staff with a copy of the tax opinion as Exhibit A attached hereto.

22.	We note your statement that “the legal opinion letter is to the effect that.” Please revise to state counsel’s opinion.

Pursuant to the Staff’s request, Mestek has revised such statement on page 26 so as to state counsel’s opinion.

Capitalization

23.	The capitalization table should not include cash and cash equivalents, intercompany receivable, and note receivable from Mestek. Please revise the disclosures to remove these lines.

Pursuant to the Staff’s request, we have revised the capitalization table on page 32 to remove the referenced items.

Unaudited Pro Forma Income Statement

24.	Please remove the operating income before interest, taxes, and stock based compensation subtotal.

Pursuant to the Staff’s request, we have revised the capitalization table on page 32 to remove the referenced items.

Unaudited Pro Forma Balance Sheet

25.	The unaudited pro forma balance sheet should include all major captions identified in Rule 5-02 of Regulation S-X, to the extent that the individual captions exceed 10% of total assets. See Rule 11-02(b)(3) of Regulation S-X. Accordingly, please:

o	present, at a minimum, accounts receivable, inventories, and intercompany receivable from parent company separately from current assets;

o	present separately, at a minimum, other accrued liabilities, from current liabilities; and

o	include lines for the remaining captions included in the subtotal current liabilities. To the extent that these captions do not exceed 10% of total assets, these captions may be combined.

Pursuant to the Staff’s request and Rule 5-02 of Reg. S-X, we have revised the unaudited pro forma balance sheet on page 36 to include the referenced items. This is to confirm that no other liability items under current liabilities exceed 10% of the total assets.

Notes to Unaudited Pro Forma Financial Statements

26.	Please explain to us how you calculated your pro forma income statement adjustment (1) to decrease operating expenses by $330. In particular, please tell us how this adjustment is factually supported, as required by Rule 11-02(b)(6) of Regulation S-X, including whether there are executed contracts underlying the calculation of this adjustment. In the notes, please disclose the assumptions involved in calculating this adjustment.

Subsequent to the filing of the preliminary Form 10 on April 29, 2005 Mestek and Omega have negotiated definitive agreements relating to the services Mestek will be providing to Omega subsequent to the spin-off. These services, which include legal services, tax compliance and other financial services, and office space in Westfield MA will total approximately $70,000 per annum. Based upon the Mestek management fee charged to Omega in 2004 it is expected that Omega will enjoy gross annual savings of approximately $493,000, ($563,000 less negotiated future services totaling $70,000). It is expected however that incremental annual costs which Omega will incur in being a public company, including but not limited to audit fees, NASDAQ listing fees, directors fees, additional financial personnel, additional human resources personnel, and separately purchased commercial insurance, including directors and officers insurance, will reduce this savings to a net annual figure of zero. We have revised accordingly the pro forma financial statements and related notes thereto.

27.	You state that pro forma income statement adjustment (2) to interest income would be immaterial. Please tell us the amount of this adjustment and why you believe it is immaterial. In addition, in calculating this amount, we note that you reduce the outstanding intercompany balance by a dividend of $2,861. Please tell us why, in calculating this adjustment, you have not also reduced the outstanding intercompany balance by the $9,350 dividend paid in January 2005. Based on your pro forma balance sheet adjustment (1), it appears that this dividend is also directly attributable to the transaction, and accordingly, would be considered in determining the pro forma adjustment to interest income.

After reconsideration, we have revised this pro forma income statement adjustment to give effect to a number of assumptions which appear to logically follow from the hypothetical assumption of a January 1, 2004 spin-off date. Specifically, we have assumed:

o	That the Omega management option holders would have exercised their incentive stock options prior to the spin-off;

o	That Omega would have paid the same $9 million dividend that it paid in October of 2004, shortly after their hypothetical exercise in late 2003, and particularly before the spin-off date;

o	That the optionees and Omega would have agreed to waive their respective put and call rights relative to the ISO shares, as is expected to occur immediately prior to the actual spin-off date, with the result that the remaining balance in the Accrued Compensation account relating to the potential put obligation would be reclassified to Paid In Capital;

o	That Omega would have declared a dividend (analogous to the Staff’s question relative to the $9,350,000 dividend) immediately prior to the spin-off (the “pre-spin-off dividend”) having the effect of reducing Omega’s shareholders’ equity to approximately $15 million immediately prior to the spin-off;

o	That the remaining balance of the intercompany receivable at the date of the spin-off would be converted to a Note Receivable from Mestek at the prevailing US Treasury instrument 3 year yield plus 100 basis points; and

o	That the cash transferred to Mestek in the ordinary course of operations during 2004 would instead accumulate in Omega’s hands and earn interest at short term US Treasury yields.

The cumulative effect of these hypothetical assumptions would be a material reduction in Omega’s 2004 interest income and we have revised the Pro forma Income Statements and Notes thereto accordingly.

28.	Given that you will be retroactively restating your historical financial statements for the intended stock split, we do not understand the purpose of pro forma income statement adjustment (4). Please advise.

We restated the basic and diluted weighted average shares outstanding and earnings per share data, in both the Historical and Pro forma columns to give effect to the shares and share equivalents which would have been outstanding if the spin-off had occurred on January 1, 2004. We believe this presentation is more useful to readers since it presents all earnings figures on a comparable per share basis expressed in terms of the shareholdings expected to be outstanding after Omega becomes a public company. In addition, it appears to us that this presentation is consistent with the language of Paragraph 7 of Rule 11-02 (b).

29.	Please include a note for the pro forma adjustment of $409 to reflect the tax effect of the other pro forma adjustments.

Pursuant to the Staff’s request, we have revised the Notes to the Pro Forma Income Statements accordingly.

30.	We note that you only reflect $8,041 of the $9,350 dividend disclosed in pro forma balance sheet adjustment (1) as a reduction of retained earnings. Please advise or revise. In addition, please provide a statement that explains the $1,309 adjustment to common stock subject to put obligation.

The $9,350,000 dividend which occurred in January 2005 was charged 86% to retained earnings (representing Mestek’s proportionate share ) and 14%, or $1,309,000, ( representing the management shareholders’ proportionate share) to a liability account, Common Stock Subject to Put Obligation. This accounting treatment follows from the required accounting treatment for “book value” stock option compensation programs, including Omega’s stock option plan, under APB 25 and related authoritative accounting literature. Under “book value” plans, the potential obligation to repurchase option shares at book value is accrued on the issuer’s balance sheet. Dividends payable to shareholders who have exercised options under such plans are then necessarily chargeable to this liability rather than to retained earnings.

31.	In pro forma balance sheet adjustment (4), you indicate that cancellation of the put rights will increase paid in capital. However, in the pro forma balance sheet, you reflect this adjustment in retained earnings. Please revise.

Pursuant to the Staff’s request, we revised the pro forma balance sheet on page 36 to place the adjustment in paid in capital.

32.	Please tell us how you estimated the transaction costs to be reimbursed by Mestek in pro forma balance sheet adjustment (5). In particular, please tell us how this adjustment is factually supported, as required by Rule 11-02(b)(6) of Regulation S-X, including whether there are executed contracts underlying the calculation of this adjustment. In your notes, please disclose the assumptions involved in calculating this adjustment.

The Company expects to incur additional transaction costs beyond March 31, 2005 until the date “of spin-off” in the amount of $160,000 less applicable income taxes of $61,000 for a net cost of $99,000. Costs to be incurred are in the form of legal services, audit and accounting fees, NASDAQ listing fees, and other minor costs. The basis for the estimate of these costs are (1) known cost for registering with NASDAQ, (2) estimates from our accounting firm, (3) estimate from legal counsel, and (4) other minor amounts which have already been paid as of the date of filing.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

33.	We note that Mestek has identified several significant deficiencies in its internal control over financial reporting. In this regard, we note the disclosure in Mestek’s annual report on Form 10-K for the fiscal year ended December 31, 2004. Please describe these deficiencies and the steps that Omega Flex has taken to remediate these deficiencies as they apply to its company. In addition, please consider whether risk factor disclosure regarding this deficiency would be appropriate.

The “significant deficiency” noted in the Controls and Procedures section of Mestek’s 2004 Form 10-K related to three December 2004 invoices to customers for which established revenue recognition procedures in the Company’s Metal Forming Segment were not properly followed. These instances were unrelated to Omega which is part of the Company’s HVAC segment and which in any event maintains its own financial reporting process and revenue recognition policies. The corrections posted as a result of these 2004 audit adjustments reduced consolidated net income by $357,000 or 1.6%.

Non-GAAP Financial Measures

34.	Please describe in greater detail the reasons why Omega Flex believes the presentation of the non-GAAP financial measure provides useful information to investors regarding its financial condition and results of operations.

Omega has used two “non-GAAP financial measures”, Core Operating Profits and Adjusted EBITDA. Core Operating Profits is defined as GAAP operating profits plus non cash stock based compensation charges. These charges reflect the required accrual of 14% of Omega’s earnings to reflect the fact that Omega may be required to pay such amounts to its management shareholders in the event they choose to exercise their “put” rights relative to their option shares. This liability is reflected on Omega’s balance sheet under the heading Common Stock Subject to Put Obligation. In as much as it is expected that these rights will be waived in connection with the spin-off, eliminating this cumulative obligation altogether, management believes that the Company’s historical operating profits, after excluding these charges, (Core Operating Profits) is more representative of the future earning power of the company than the comparable GAAP measure, Operating Income. Adjusted EBITDA is defined as GAAP Operating Profits plus interest, taxes, depreciation, amortization and non-cash stock based compensation charges. Management believes that this non-GAAP financial measure is useful to readers of its financial statements in that it facilitates the presentation of the principal metric which the Company believes commercial banks would likely use in extending credit to the Company in the future, Funded Debt to Adjusted EBITDA.

Results of Operations

35.	Please quantify each factor that you disclose contributed to a change in financial results.

Pursuant to the Staff’s request, we have quantified on pages 41 to 44 the factors referenced in the Results of Operations that contributed to a change in financial results.

Liquidity and Capital Resources

36.	Please provide the information required by Item 10(e) of Regulation S-K with respect to the use of the non-GAAP financial measure “Adjusted EBITDA.”

We have amended the tabular format in the Liquidity and Capital Resources section to clearly reconcile Adjusted EBITDA to Operating Profits (the comparable GAAP measure) and we have explained why we believe that the use of this measure is useful to readers of the Company’s financial statements.

Description of Business

37.	Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

We have revised the information statement to include on page 63 the information required by Item 101(c)(xii) of Regulation S-K.

Raw Materials

38.	Please clarify whether Omega Flex is dependent on any supplier or vendor or if these raw materials are readily available from other sources.

We have clarified the Section “Raw Materials” on page 57 to clarify that although Omega is not dependent on any particular vendor or supplier because of multiple qualified sources for such materials, a disruption in the supply from one of the sources could lead to short term issues while new orders were placed and materials received from alternate sources.

Customers

39.	Please describe in greater detail Omega Flex’s contracts and/or arrangements with its customers, particularly Ferguson Enterprises. In addition, please identify each customer on which its business is dependent. In this regard, we note the disclosure that certain “customers represent a material portion of [Omega Flex’s] business.” See Item 101(c)(vii) of Regulation S-K.

Pursuant to the Staff’s request, we have modified the Section titled “Customers” on page 58 to include additional information regarding the business agreements and arrangements with its major customers. We have complied with the requirements of Item 101(c)(vii) of Regulation S-K regarding the disclosure of customers by disclosing the identity of Ferguson as a customer representing a material portion of Omega’s business. There are no other Omega customers that fall within that category.

Competition

40.	Please explain the basis for the statement that Omega Flex holds a number one or number two share position in each of the two major market categories in which it participates.

Pursuant to the Staff’s request, we have modified the Section titled “Competition” on page 59

o	To explain the basis of the statement that Omega holds a number one or number two share position

o	To disclose the principal methods of competition; and

o	Discussing the lack of advantage of Omega’s customers over it.

41.	Please disclose the principal methods of competition in Omega Flex’s industry.

Please refer to Item 40 above.

42.	Please balance the discussion in this section by disclosing the advantages that Omega Flex’s customers have over it and how these advantages affect Omega Flex’s competitive position within its industry.

Please refer to Item 40 above.

Intellectual Property

43.	Please disclose when Omega Flex’s material patents or other intellectual property rights expire or terminate pursuant to Item 101(c)(iv) of Regulation S-K.

Pursuant to the Staff’s request, we have included on page 60 the expiration dates of Omega’s material patents.

44.	We note the disclosure in the section entitled “Description of Business – Legal Proceedings” regarding legal proceedings Omega Flex initiated to protect its intellectual property rights. Please expand the disclosure in this section to describe in greater details these legal proceedings.

Pursuant to the Staff’s request, we have modified the disclosure in the Section titled “Legal Proceedings” on page 62 to include additional detail regarding the referenced litigation matters.

Research and Development

45.	We note the disclosure regarding the aggregate amount Omega Flex spent on research and development during the past three years. Please explain how investors are to evaluate this disclosure and consider whether disclosure is required in MD&A.

Pursuant to the Staff’s request, we have revised the disclosure in the Section titled “Research and Development” on page 61 to provide context for the facts disclosed. These amounts have not been included in the MD&A because they are immaterial.

Our Management

Our Directors and Executive Officers

46.	We note that Omega Flex has identified several individuals who are not currently directors but who may serve in that capacity upon completion of the distribution. Please file their written consents to be named as directors in the information statement.

Pursuant to the Staff’s request, we have revised the disclosure in the section titled “Our Directors and Executive Officers” to clarify that the referenced individuals have been elected to and are currently serving on the Omega board of directors.

47.	Please identify Omega Flex’s independent directors.

Pursuant to the Staff’s request, we have modified the disclosure on pages 63 and 64 to identify Omega’s independent directors.

48.	The business experience summary of each director and executive officer should include disclosure regarding positions held and dates employed during at least the past five years. In many cases, the employment dates are omitted, there are gaps in the summary or the description does not adequately describe the responsibilities of the position. Please revise accordingly.

Pursuant to the Staff’s request, we have modified the disclosure on pages 64 and 65 to include information regarding positions held and dates employed for all directors and executive officers during at least the last 5 years.

49.	We note the disclosure in the section entitled “Summary Compensation Table” regarding Omega Flex’s executive officers. Please include Messrs. Treichel, Wilkinson and Quinlan in the table and provide a summary of their business experience. In addition, please include these executive officers in the table set forth in the section entitled “Security Ownership of Management.”

Pursuant to the Staff’s request, we have included a summary of the business experience of the referenced executive officers on page 66, and have disclosed the security holdings of the referenced executive officers in the table of the Security Ownership of Management on page 79.

50.     Please confirm that no options were granted during your last fiscal year.

Pursuant to the Staff’s request, this will confirm that as disclosed on pages 69 and 73 of the information statement that no options were granted by Omega in its last fiscal year.

Relationships Between Our Company and Mestek, Inc.

Agreements Between Us and Mestek

51.	We note the statement in the second sentence of the first paragraph of this section. It does not appear that you are eligible to incorporate information by reference into the information statement. Please consider whether you may incorporate by reference and supplementally provide to us your analysis. See Note D and Item 14(e) of Schedule 14A.

Mestek advises the Staff that it has revised the second sentence of the first paragraph of this section to reflect that Mestek may not incorporate information by reference into the Information Statement.

Security Ownership of Management

52.	We note the disclosure in footnotes (1) and (3). It appears that the excluded shares should be included in the calculation of Mr. Reed’s beneficial ownership. Please revise accordingly. See Rule 13d-3 under the Exchange Act.

Pursuant to the Staff’s request, we have revised the disclosure of the Security Ownership of Management to include the holdings of the spouses of Messrs. Reed and Hunter in their respective holdings and disclaimers by each of Mr. Reed and Mr. Hunter of any beneficial interest thereto.

53.	It appears that the Reed family will own more than 50% of Omega Flex’s common stock following the completion of the distribution. Please advise us as to whether Omega Flex will be a “controlled company” under the rules of the NASDAQ National Market.

This will confirm that Omega will not elect to be treated as a “controlled company” under the rules of the NASDAQ National Market.

Description of Capital Stock

Recent Sales

54.	Please disclose the material terms of the loan transactions between Mestek and each of Messrs. Hoben and Albino. In addition, please disclose the manner in which these loans were repaid.

Pursuant to the Staff’s request, we have disclosed on page 87 the material terms of the loan transaction between Mestek and each of Messrs. Hoben and Albino for the funding of their exercise of their respective Omega stock options.

Financial Statements

Consolidated Statement of Operations

55.	Your disclosures in your management’s discussion and analysis regarding the reasons for your increased sales expense as a percentage of revenue suggest that you classify consideration paid to customers, such as rebates and promotional incentives, in selling expense. Citing relevant accounting literature, please tell us why you do not classify such costs as a reduction of revenue. See EITF 01-9.

Mestek and Omega advise the Staff that Omega reduces its gross sales for all cash consideration, including sales incentives, given to its customers for which no identifiable benefit is received by Omega, as defined in EITF 01-9. In our case, this includes promotional incentives, yearend rebates, and discounts.

The amounts of such reductions for the years 2004 and 2003 were $6,296,000 and $4,029,000, respectively, an increase of 56%.

This disproportionate increase in incentives in dollars together with the effect of increased sales expenses in dollars serves to increase the percentage of sales expense relative to net sales.

Commissions, for which the company receives an identifiable benefit, are accounted for as a sales expense, in accordance with the provisions of EITF 01-9.

56.	You disclose in your management’s discussion and analysis that you enter into commodity forward agreements to hedge a portion of the cost of certain commodities. Please explain how you account for such agreements, pursuant to paragraphs 17 and 18 of SFAS No. 133. Please also tell us whether these agreements have been designated and qualify as cash flow hedges, and if so, why there are no amounts reflected in accumulated other comprehensive income for these agreements. In addition, please revise your notes to your financial statements to include the disclosures required by paragraphs 44 and 45 of SFAS No. 133.

Mestek and Omega advise the Staff that they have clarified the information appearing in managements discussion and analysis under the Section “Results of Operations”, to indicate that the arrangements entered into by Omega with its raw material suppliers are commitments to purchase certain volumes of raw materials at fixed prices, and that these commitments were less than the total amount of all of Omega’s raw material requirements for the relevant time periods. Therefore, there are no disclosures regarding cash flow hedges, or entries or adjustments to Omega’s financial statements with respect to these arrangements.

Consolidated Statements of Cash Flow

57.	Please tell us why your translation effect on cash in your consolidated statements of cash flow agrees to your cumulative translation adjustment in shareholders’ equity. The translation effect on cash in your statement of cash flows should reflect the effect of exchange rate changes on cash balances held in foreign currencies, whereas your cumulative translation adjustment should reflect the effect of exchange rate changes on assets, liabilities, and operations of a foreign entity. See paragraph 25 of SFAS No. 95 and paragraphs 12 and 13 of SFAS No. 52.

Statement of Financial Accounting Standards No. 95 (“SFAS 95”) Statement of Cash Flows requires that a company with foreign operations “report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows” or alternatively “An appropriately weighted average exchange rate for the period” can be used due to the impracticality of translating revenues, expenses, gains, and losses at the exchange rates on dates they are recognized as well as the cash receipts and cash payments related to such transactions. Because the Company does not have any separately distinguishable transactions to which we can apply the exchange rate at the time of the transaction (i.e. debt borrowing, debt repayment, purchase of fixed assets, etc.), we have applied the average rate to all transactions which did not materially differ from the spot rate. Therefore, the translation effect on cash approximates the cumulative translation adjustment as the same averages used to translate the balance sheet and statement of operations on a monthly basis have been used to translate the statement of cash flow.

Notes to the Consolidated Financial Statements

Note 6. Income Taxes

58.	We note that you have tax operating loss carry-forwards of approximately $997 in the United Kingdom. We also note that you have deferred tax assets of $207 as of December 31, 2003 and $249 as of December 31, 2004, which we assume relate to operating loss carry-forwards in the UK. In light of the history of losses in the UK, please tell us why you believe no valuation allowance is necessary related to these deferred tax assets. In your response, please explain, in detail, your consideration of paragraphs 20-25 of SFAS No. 109.

Our English subsidiary, Omega Flex Limited, began startup operations in October 2000 with the first meaningful sale occurring in December of 2000. From inception in 2000 thru the year 2004, sales have grown at a compound annual growth rate of 70%, with corresponding decreasing annual losses. Sales for the first 3 months of 2005 have increased 2.2 times over sales for the first 3 months of 2004 and Omega Flex Limited has shown positive income for each of the first 3 months ending March 2005, totaling $88,000 .

There is presently no time limit on the future use of tax loss carry forwards in the United Kingdom.

Management believes that these sales and earnings trends will continue and, therefore believes it is more likely than not that the Company will have sufficient taxable income when these timing differences are reversed and that the deferred tax asset will be realized, and accordingly no valuation allowance is deemed necessary.

FORM 10-K FILED MARCH 31, 2005

Item 9A – Controls and Procedures

59.	In light of the fact that Mestek has identified several significant deficiencies with respect to its internal control over financial reporting, please disclose in reasonable detail the basis for its CEO’s and CFO’s conclusions that its disclosure controls and procedures were nonetheless effective.

The Controls and Procedures section of Mestek’s 2004 Form 10-K identified “a significant deficiency” which related to three December 2004 invoices to customers generated in the Company’s Metal Forming Segment for which established revenue recognition procedures were not properly followed. The adjustments posted as a result of these 2004 audit findings reduced consolidated net income by $357,000 or 1.6%. Although the Company’s disclosure controls and procedures did not identify these instances, which were identified only as a result of the Company’s outside audit process, the Company nonetheless believes that its disclosure controls and procedures “were effective to provide reasonable assurance of achieving the purposes described in Rule 13a-15(e)” in light of the fact that the particular transactions in question were not of a recurring nature, and in light of the fact that the effect on net income, if undetected, would not have been material in management’s judgment. Nonetheless, subsequent to the identification of these issues during the 2004 audit process, management reviewed its written revenue recognition procedures in detail and implemented a remedial training program for key personnel in the Metal Forming Segment. An expanded revenue recognition policy memo was also issued to the key Metal Forming Segment officers by R. Bruce Dewey, Mestek’s President, and a presentation on revenue recognition was done by Stephen Shea, Mestek’s CFO, at a recent corporate-wide meeting of Mestek general managers. Lastly, Mestek’s Internal Audit Group and the Formtek Group Controller have monitored revenue recognition issues in the Metal Forming Segment more closely subsequent to these 2004 audit findings.

60.	We note that Mestek and its auditors identified several significant deficiencies in its internal control over financial reporting. Please provide to us your written analysis as to why these deficiencies, when viewed together, did not constitute a material weakness in Mestek’s internal control over financial reporting.

Mestek’s management and its auditors identified “a significant deficiency”, which is described in more detail above, which Mestek considered to be a significant deficiency though not a material weakness. Vitale Caturano and Co. Ltd, , Mestek’s independent auditor concurs with this judgment due to the fact that there is a relatively small risk that the particular revenue recognition errors which were identified in the audit process could have led to a material error in reported revenues or net income due to the relatively infrequent nature of the particular sales transactions in question, as noted above.

61.	Please disclose in greater detail the nature of the significant deficiencies identified in Mestek’s internal control over financial reporting and the specific steps that Mestek has taken to remediate these deficiencies. In this regard, we note the disclosure that Mestek has “formulated a plan to take appropriate remedial steps.” In addition, please clarify whether or not Mestek’s auditors have confirmed these steps.

The nature of the “specific deficiency” identified in the Controls and Procedures section of Mestek’s Form 10-K for 2004 is described in the response to comments 59 and 60 above. The specific steps that Mestek has taken to “remediate these deficiencies” is described in the answer to comment 59 above. Mestek’s auditors have concurred with the appropriateness of the remedial steps taken by the Company in response to the significant deficiency described above.

62.	Please state clearly whether or not the significant deficiencies still exist.

Mestek’s management believes that the remedial training described above has been effective in substantially eliminating the significant deficiency disclosed in the Controls and Procedures section of Mestek’s Form 10-K for 2004.

FORM 10 FILED APRIL 29, 2005

General

63.	Please note that the Form 10 will go effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you choose not to withdraw, Omega Flex will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

The Registrant advises the Staff that it has withdrawn the Filed Form 10.

64.	We note that you are registering Omega Flex’s common stock under Section 12(b) of the Exchange Act. However, it appears that Omega Flex is listing its common stock on the NASDAQ National Market. Since the NASDAQ National Market is not an exchange, it is not appropriate to register Omega Flex’s common stock under Section 12(b) of the Exchange Act. Please withdraw the Form 10 and re-file the Form 10 registering Omega Flex’s common stock under Section 12(g) of the Exchange Act.

The Registrant advises the Staff that it has withdrawn the Filed Form 10 and is filing the Form 10 under Section 12(g) of the Exchange Act.

Item 15. Financial Statements and Exhibits

65.	Please file as promptly as possible all exhibits required by the exhibit table provided in Item 601(a) of Regulation S-K. These exhibits and any related disclosure at subject to review.

Mestek advises the Staff that all exhibits required by Item 601(a) of Regulation S-K will be filed as promptly as possible.

66.	Please file each of the following documents as an exhibit to the Form 10 or explain why it has not been filed as an exhibit:

o	Separation and distribution agreement between Mestek and Omega Flex.

o	Employee matters agreement between Mestek and Omega Flex.

o	Confidential disclosure agreement between Mestek and Omega Flex. o Agreements relating to the termination of the management put rights.

o	Agreements relating to the termination of Omega Flex’s guarantee of Mestek’s indebtedness.

o	Shareholders agreement between Omega Flex and its executive officers and other security holders.

o	Agreements with each of your significant customers and suppliers.

Pursuant to the Staff’s request, we have filed or will file all exhibits to the Form 10 as required by Item 601 of Regulation S-K. These include the following documents:

o	Separation and Distribution Agreement between Mestek and Omega.

o	Confidential Nondisclosure Agreement between Mestek and Omega.

o	Shareholder Agreement dated July 1, 1996 between Mestek, Hoben and Albino.

o	Agreement relating to termination of Omega’s guarantee of Mestek’s indebtedness.

Agreements that have not been filed, and the reasons therefor, are set forth below:

o	Employee Matters Agreement – because Omega has been a largely self-sufficient subsidiary since its acquisition in 1996, and has had a separate payroll, and will after the distribution have its separate employee benefits plans, there are no material issues relating to employee matters that must be allocated between Omega and Mestek, and therefore no need for such agreement.

o	Termination of management put rights – this “agreement” stems from the termination of the above Shareholder Agreement, where the termination of the Shareholder Agreement occurring as a result of the distribution has the legal effect of termination the put rights of the two management shareholders.

o	Shareholders agreements between Omega and executive officers and other security holders – there is no such agreement in existence or contemplated in the future.

o	Agreements with each of your significant customers and suppliers – with the exception of Ferguson, there are no significant customers or suppliers. As to Ferguson, there is no master agreement between Omega and Ferguson regarding the purchase of Omega’s products. Rather, all such purchases are done on a purchase order basis for immediate resale or stocking through dozens of Ferguson regional or branch distribution offices, none of which purchase orders is individually material to Omega, and in the aggregate are too voluminous and repetitive for disclosure.

        Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of the Information Statement, Form 10-K or Form 10, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very truly yours, BY: /S/ Timothy P. Scanlan —————————————— Timothy P. Scanlan Associate General Counsel

CC:    John E. Reed
         Kevin R. Hoben
         Michael L. Pflaum, Esq.

Exhibit A

_________ ____, 2005

Mestek, Inc.
260 North Elm St.
Westfield, MA 01085

Ladies and Gentlemen:

        You have requested our opinion whether the proposed pro rata distribution by Mestek, Inc. (“Mestek”) to its shareholders, of Mestek’s 86% equity interest in Omega Flex, Inc. (“Omega”), representing 86% of the total number of shares of the sole class of outstanding Omega stock, and 86% of the voting power of such class, as of a record date to be established by Mestek (the “Spin-Off”), as further described in the Form 8-K filed by Mestek with the Securities and Exchange Commission (the “SEC”), pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as of January 19, 2005 (the “Form 8-K”), and the Information Statement, dated [_________ ____], 2005, filed by Omega with the SEC (the “Information Statement”), will qualify as a tax-free distribution pursuant to Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Form 8-K and Information Statement.

        In rendering our opinion, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following: (1) the Form 8-K (including all Exhibits thereto and all amendments made thereto through the date hereof), (2) the Articles of Incorporation of Mestek and Omega, together with all amendments thereto, (3) the Information Statement, [(4) The Plan of Spin-Off,] (5) the representation letters of Mestek and Omega, dated as of the date hereof (the “Representation Letters”), and (6) such other documents or information as we have deemed necessary to render the opinions set forth in this letter (collectively, the “Documents”). In our review, we have assumed, with your consent, that any Documents that we reviewed in proposed form will be executed in substantially the same form, all of the representations and statements set forth in such documents are true and correct, the representations set forth in the Representation Letter are true and correct, and all of the obligations imposed by any such documents on the parties thereto, have been or will be performed or satisfied in accordance with their terms. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

        Section 355 of the Code provides that, generally, if a corporation (referred to as the “distributing corporation”) distributes to its shareholders, with respect to its stock, stock of another corporation (referred to as the “controlled corporation”), which controlled corporation is at least 80%-owned by the distributing corporation prior to the distribution,(1) no gain or loss will be recognized on the distribution, by either the distributing corporation or its shareholders. Additionally, in order to qualify for such tax-free treatment under Section 355 of the Code, the following additional technical requirements must be satisfied:

    1.        Control of Omega – Mestek must hold at least 80% of the total voting power of Omega and at least 80% of the total number of shares of each class of nonvoting shares of Omega immediately before the Spin-Off.(2) Mestek has represented that, immediately prior to the Spin-Off, it will own 86% of the sole class of stock of Omega, which stock will represent 86% of the total voting power of Omega at such time.

    2.        Distribution of Omega Stock – Mestek must distribute all of the stock of Omega held by it immediately prior to the Spin-Off. Mestek has represented that it will distribute, in the Spin-Off, its entire equity interest in Omega held by it immediately prior to the Spin-Off.

    3.        Not a “Device” – The distribution of Omega stock cannot be principally a “device” for the distribution of the earnings and profits of Mestek, Omega, or both.(3) This “device” test is determined based on all the facts and circumstances surrounding the Spin-Off. Certain facts, such as a pro rata distribution followed by a sale or exchange of the shares of either entity, are evidence that a transaction was a device while other facts, such as a corporate business purpose and publicly-traded, widely held shares, are evidence that a transaction was not a device.(4) However, the mere fact that some or all of Mestek’s shareholders sell Omega or Mestek stock after the Spin-Off is not determinative as to the existence of a “device,” unless sold pursuant to an arrangement negotiated or agreed upon prior to the Spin-Off.(5) Mestek and Omega have represented, with respect to their shares, that, as of the date hereof, no such arrangement exists. Although the Spin-Off will be pro rata to all Mestek shareholders (potentially indicative of a “device”), the following countervailing factors should result in the Spin-Off not constituting a “device:” (i) following the Spin-Off, it would be necessary for the shareholders of Mestek and Omega to retain their stock in both companies in order to maintain an interest in the businesses previously conducted by Mestek, both directly and through Omega,(6) and Mestek and Omega have represented that, to the best of their knowledge, their respective shareholders will continue to own at least 50% of the shares of each following the Spin-Off, (ii) the existence of the business purposes for the Spin-Off (as described in paragraph 5, below),(7) and (iii) the publicly- traded and widely held nature of Mestek’s shares. The fact that Mestek may be “taken private” subsequent to the Spin-Off, with certain minority shareholders receiving cash in exchange for their Mestek shares (as described in paragraph 6, below), should not be indicative of a device, because: (i) the going-private transaction could have been accomplished without being preceded by the Spin-Off, (ii) as represented by Mestek, the Spin-Off is not a precondition to the going- private transaction, and (iii) the Spin-Off does not, in any way facilitate or provide and tax advantages with respect to the going-private transaction of Mestek.

    4.        Active Trade or Business Requirement – Mestek and Omega must both be engaged in the active conduct of a trade or business immediately after the Spin-Off, and each of those businesses must have been actively conducted for at least the five years prior to the Spin-Off. Additionally, the Omega business must not have been acquired by Mestek in a taxable transaction within such five-year period. [The five-year requirement will be satisfied even with respect to assets acquired within the five-year period, so long as such assets constitute an expansion of the existing line of business, as opposed to the acquisition of a new line of business.(8)] In determining whether the active trade or business requirement is satisfied, all of the facts and circumstances are taken into consideration. However, a corporation must generally perform directly active and substantial management and operational functions to satisfy this requirement. A corporation can generally satisfy this requirement either by directly performing sufficient activities with respect to its business, or if “substantially all” of its assets consist of stocks and securities of one or more controlled subsidiaries engaged in an active trade or business.(9) For these purposes, “substantially all” means at least 90%, by fair market value, of a corporation’s gross assets,(10) and a “controlled” subsidiary means a subsidiary in which the corporation owns at least 80% of the vote and at least 80% of the total number of outstanding shares. Each of Mestek and Omega has represented that at least [90]% of its assets are represented by stock or securities of subsidiaries in which it owns at least 80% of the vote and at least 80% of the total number of outstanding shares, and which subsidiaries have either been so owned for at least five years, or acquired in a transaction in which no gain or loss was recognized. Mestek is engaged in two business segments: heating, ventilating, and air conditioning (“HVAC”) and metal forming equipment manufacturing. Mestek has represented that is has been engaged in one or more of these trades or businesses within one or both of these segments, either directly or through one or more wholly-owned subsidiaries, for at least five years prior to the date hereof, and that such trade or business was not acquired in a taxable transaction within five years of the date of the Spin-Off. Omega is engaged in the business of manufacturing corrugated flexible stainless steel hose for use in a wide variety of industrial applications. Its products include annular, helical and braided metal hose and hose fabrications and are sold primarily through industrial hose distributors and original equipment manufacturers. Omega’s TracPipe® product line is a corrugated stainless steel tubing developed for use in piping gas appliances sold primarily for residential and commercial building applications. Mestek and Omega have represented that Omega has been engaged in this trade or business, either directly or through its wholly owned subsidiaries, for at least five years prior to the date hereof, and that such trade or business was not acquired in a taxable transaction within five years of the date of the Spin-Off.

    5.        Business Purpose – The Spin-Off must have a corporate business purpose that cannot easily or inexpensively (without regard to the Federal tax consequences) be achieved by another nontaxable transaction.(11) The potential for avoidance of Federal income tax is relevant in determining the extent to which a legitimate business purpose (as opposed to tax avoidance) motivated the Spin-Off “in whole or substantial part.”(12) However, if a legitimate business purpose does, otherwise, motivate the Spin-Off, the mere fact that the Spin-Off is extended tax-free treatment will not cause it be treated as having the potential for avoidance of Federal income tax.(13) Mestek has represented that the Spin-Off was motivated by a number of business purposes, including, but not limited to, (i) unlocking the value in the Omega stock, which value, Mestek has represented, is not fully reflected in the price of the Mestek shares, (ii) the benefit of enabling Omega to use its publicly traded stock in equity-based, employee compensation plans and as currency for acquisitions, and [(iii) Omega would, potentially, avoid being sold by Mestek in order to provide Mestek with funds, to the extent required to provide for any environmental or other liabilities of Mestek]. In Revenue Ruling 2004-23,(14) a publicly traded corporation, engaged in two separate lines of business through its subsidiaries, effected a spin-off in order to increase the value of its stock, which it believed to be depressed because certain investors were reluctant to invest in a corporation engaged in one of the businesses conducted by the corporation. Under the facts of this Ruling, the corporation also benefited from one of two alternative corporate business purposes resulting from the increase in its stock value; (i) the enhancement of its equity-based compensation plan, or (ii) its ability to acquire assets with its stock while reducing the dilutive effect of such acquisitions. The IRS, citing Treas. Regs. §1.355-2(b)(2), held that either such alternative was sufficient to imbue the spin-off with a qualifying business purpose, because although the shareholders benefited from the increase in their stock value, “this shareholder purpose is so nearly coextensive with the corporate business purpose as to preclude any distinction between them.”(15)

    6.        Continuity of Shareholder Interest – After the Spin-Off, the shareholders of Mestek (immediately prior to the Spin-Off) must own an amount of stock in each of Mestek and Omega sufficient to comprise a continuity of interest in each. The Treasury regulations indicate that a 50% or greater interest is sufficient to constitute such continuity.(16) Mestek and Omega have represented, with respect to their shares, that, to the best of their knowledge, there is no plan or intention by shareholders to dispose of more than 50% the stock of either Mestek or Omega. Mestek has proposed the possibility of taking Mestek private subsequent to the Spin-Off, by effecting a 1:2,000 “reverse stock split,” pursuant to which shareholders of Mestek would receive one share of Mestek stock for each 2,000 shares they owned, with shareholders owning less than 2,000 shares receiving cash in lieu of shares. Mestek has represented that as part of any such reverse stock split, no more than [__]% of the total outstanding shares of Mestek will be redeemed for cash, and that no other transaction is intended in which shareholders will dispose of their shares of either Mestek or Omega.

    7.        Continuity of Business Enterprise – After the Spin-Off, each of Mestek and Omega must either (i) continue one of their historic businesses, or (ii) use a significant portion of the historic business assets of one such a business in a business.(17) Mestek has represented that, following the Spin-Off, it will continue to be engaged in at least one or more of its current lines of business, and Omega has represented that following the Spin-Off, it will continue to be engaged in its current business.

    8.        Shifts in Ownership.

    (a)        Immediately after the Spin-Off, no person may hold an interest of 50% or more (by vote or value) of either Mestek or Omega that was acquired by purchase within five years before the transaction, the transaction will not qualify as a tax-free spin-off.(18) Mestek has represented that immediately following the Spin-Off no person will hold such an interest in either Mestek or Omega.

    (b)        The Spin-Off may not be part of a plan (or series of related transactions) in which one or more persons acquire directly or indirectly a 50% or greater interest (by vote or value) in Mestek or Omega.(19) Such a plan will be presumed to exist if during the four-year period beginning two years before the transaction (and ending two years after the transaction) one or more persons acquire a 50% or greater interest in Mestek or Omega. The presumption will not apply to the acquisition of Omega stock by either Mestek or the Mestek shareholders by reason of holding Mestek stock. Mestek and Omega, have represented, with respect to their shares, that no plan exists for any person or persons to acquire such an interest in either Mestek or Omega, that no such acquisition has occurred within the two-year period preceding the Spin-Off, and that no such acquisition is intended to occur within the two-year period following the Spin-Off, including, but not limited to, by reason of the potential “going private” transaction (described in paragraph 6, above).

        Based upon, and subject to, the foregoing, we are of the opinion that, for Federal income tax purposes, pursuant to Section 355 of the Code, neither Mestek, nor any of its shareholders [should] recognize any gain or loss as a result of the Spin-Off.

        The opinion set forth in this letter is based on existing law as contained in the Code, the Treasury Regulations promulgated thereunder, and interpretations of the foregoing by the Internal Revenue Service (“IRS”) and by the courts, all as in effect (or, in case of certain Proposed Regulations, proposed) as of the date hereof, and all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations. We assume no obligation to update the opinion set forth in this letter in the event that there is either a change in the legal authorities, facts or documents on which this opinion is based or an inaccuracy in any of the representations or warranties upon which we have relied in rendering this opinion. In addition, there can be no assurance that positions contrary to our opinion will not be taken by the IRS, or that a court considering the issues would not hold contrary to such opinion. Further, the opinion set forth above represent our conclusion based upon the Documents and the accuracy of the assumptions and representations referred to above. Any material amendments to such Documents, changes in any significant facts or inaccuracy of any such assumptions or representations could affect the opinions referred to herein. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter.

        The opinion set forth in this letter: (i) is limited to those matters expressly covered and no opinion is to be implied in respect of any other matter; (ii) is as of the date hereof; and (iii) is rendered by us solely for your benefit and may not be relied upon by any person or entity other than the addressee without our prior written consent given in each instance.

Very truly yours,

GREENBERG TRAURIG, LLP

(1)	For this purpose, 80% ownership requires ownership of 80% of the voting power, plus 80% of the total number of all non-voting shares. As described above, and as set forth in the Representation Letter, Mestek will own, immediately prior to the Spin-Off, 86% of the shares of sole class of stock of Omega, which will represent
86% of the total voting power of Omega at such time [CONFIRM].
(2)	Code Section 355(a)(1)(A) .
(3)	Code Section 355(a)(1)(B).
(4)	Treas. Regs.ss.1.355-2(d)(3)(iii).
(5)	Code Section 355(a)(1)(B).
(6)	See, e.g., G.C.M. 37968 (June 1, 1979).
(7)	Treas. Regs.ss.ss.1.355-2(b)(4) and -2(d)(3)(ii).
(8)	Treas. Regs.ss.1.355-3(b)(3)(ii).
(9)	Code Section 355(b)(2)(A) and Treas. Regs.ss.1.355-3(b)(1).
(10)	Revenue Procedure 77-37, 1977-2 C.B. 568,ss.3.04.
(11)	See, Treas. Regs.ss.ss.1.355-2(b)(2).
(12)	See, Treas. Regs.ss.ss.1.355-2(b)(1).
(13)	Revenue Ruling 2003-110, 2003-46 IRB 1083.
(14)	2004-10 IRB 585.
(15)	See also, Revenue Ruling 2003-110, supra, where the IRS ruled that a spin-off qualified for tax-free treatment where a corporation engaged in the baby food business and the pesticide business, spun off its baby food business because of some customers' reluctance to buy baby food from a corporation also engaged in the pesticide business; and PLRs 8819075 (February 17, 1988), as supplemented by PLR 8833046 (May 27, 1988), and
8421062 (February 21, 1984) (spin-off effected to increase stock value for purposes of fending off potential hostile takeover constituted sufficient business purpose).
(16)	Treas. Regs.ss.1.355-2(c)(2), Example (2).
(17)	1.355-1(b) and 1.368-1(d)(1).
(18)	Code Section 355(d).
(19)	Code Section 355(e).